Exhibit 99.4

UNDERWRITING AGREEMENT

January 7, 2021

Curaleaf Holdings, Inc.

1700, Park Place, 666 Burrard Street

Vancouver, BC V6N 2X8

Attention: Joseph Bayern, Chief Executive Officer

Ladies and Gentleman:

The undersigned, Canaccord Genuity Corp. (the “Lead Underwriter”), as lead underwriter, Beacon Securities Limited, Cantor Fitzgerald Canada Corporation, Cormark Securities Inc., Eight Capital and Haywood Securities Inc. (together with the Lead Underwriter, the “Underwriters” and each individually an “Underwriter”), hereby severally, and not jointly, nor jointly and severally, offer and agree to purchase from Curaleaf Holdings, Inc. (the “Company”), and the Company hereby agrees to issue and sell to the Underwriters, an aggregate of 16,500,000 subordinate voting shares (the “Offered Shares”) of the Company, at the purchase price of C$16.70 per Offered Share (the “Purchase Price”), for aggregate gross proceeds of C$275,550,000 upon and subject to the terms and conditions contained herein (the “Offering”).

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Shares resident in the Qualifying Jurisdictions (as hereinafter defined). Each Substituted Purchaser shall purchase the Offered Shares at the Offering Price, and, to the extent that Substituted Purchasers purchase Offered Shares, the obligations of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Company.

Subject to the terms and conditions set out in this Agreement, the Underwriters propose to distribute the Securities in the Qualifying Jurisdictions (as defined below) pursuant to the Prospectus (as defined below). In addition, the Company and the Underwriters further agree that any sales or purchases of the Offered Shares in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S Under the 1933 Act (as defined below) (“U.S. Person”)) will be made by the Underwriters through U.S. Affiliates (as defined below) in accordance with the U.S. Offering Memorandum (as defined below) and Schedule A hereto and all sales of the Offered Shares shall be made pursuant to Rule 144A (as defined below), first be purchased by an Underwriter or a U.S. Affiliate, acting as principal, and resold to Qualified Institutional Buyers (as defined below) in accordance with Rule 144A.

Upon and subject to the terms and conditions herein set forth and in reliance upon the representations and warranties herein contained, the Company hereby grants to the Underwriters, in the respective percentages set out in Section 24(1) of this Agreement, an option (the “Over-Allotment Option”) to purchase up to 2,475,000 subordinate voting shares of the Company (the “Additional Shares”, and together with the Offered Shares, the “Securities”) at a price equal to the Purchase Price, that is exercisable on or before 12:00 p.m. (Toronto time) on the date that is 30 days after the Closing Date (as defined below). If the Lead Underwriter, on behalf of the Underwriters, elects to exercise the Over-Allotment Option, the Lead Underwriter shall notify the Company in writing not less than 48 hours prior to the Over-Allotment Option Closing Date (as defined herein), which notice shall specify the aggregate number of Additional Shares to be purchased by the Underwriters, the date on which such Additional Shares are to be purchased and the names and denominations in which the Additional Shares are to be registered (the “Over-Allotment Option Notice”). The date of any such purchase may be the same as the Closing Date, but not earlier than the Closing Date nor later than 30 days following the Closing Date.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option.

The Underwriters may offer the Securities at a price less than the Offering Price as described in further detail in Section 24 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 (as hereinafter defined), NI 44-102 (as hereinafter defined) and the disclosure concerning the same contained in the Prospectus and the U.S. Private Placement Offering Memorandum.

Section 1	Definitions and Interpretation

(1)	For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Additional Shares” has the meaning given to it above;

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this underwriting agreement;

“Amended and Restated Preliminary Base Shelf Prospectus” means the amended and restated preliminary short form base shelf prospectus prepared by the Company dated October 30, 2020 relating to the distribution of up to US$1,000,000,000 of subordinate voting shares and other securities of the Company specified therein including, for greater certainty, the documents incorporated or deemed to be incorporated by reference therein;

“Applicable Indemnifier” has the meaning given to it in Section 20(2);

“articles” means the articles of the Company;

“BCSC” means the British Columbia Securities Commission;

“Business Day” means any day, other than a Saturday or Sunday, on which chartered banks in City of Toronto, Ontario are open for business;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions, as applicable, and the respective rules, regulations, blanket orders and rulings under such laws together with applicable published policies, policy statements, instruments and notices of the Canadian Securities Regulators, including the rules and written policies of the CSE;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions and “Canadian Securities Regulator” means any one of them;

“Cannabis Permits” has the meaning ascribed thereto in Section 9(1)(o);

“Claims” has the meaning given to it in Section 20(1)(a);

“Closing” means the completion of the sale by the Company, and the purchase by the Underwriters, of the Offered Shares pursuant to this Agreement;

“Closing Date” means January 12, 2021, or such other date as the Company and the Underwriters may agree upon in writing.

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Company” has the meaning given to it above;

“comparables” has the meaning given to it in NI 41-101;

“CSE” means the Canadian Securities Exchange;

“COVID-19 Outbreak” means the COVID-19 novel coronavirus disease outbreak;

“distribution” has the meaning given to it in the Securities Act (Ontario);

“Employee Plans” means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment from which present or former employees, officers and directors, individuals working on contract with the Company or its Subsidiaries or individuals providing services to the Company or its Subsidiaries of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company or any of its Subsidiaries is the named insured and as to which the Company or its Subsidiaries makes premium payments, whether or not the Company or its Subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company or its Subsidiaries benefit or have the potential to benefit;

“Existing Indebtedness” means the liabilities of the Company as of the date of this Agreement and set out in the Public Disclosure Documents.

“Existing Liens” means the Liens existing on the Company and its Subsidiaries as of the date of this Agreement, including as set out in the Public Disclosure Documents.

“Final Base Shelf Prospectus” means the (final) short form base shelf prospectus of the Company dated November 2, 2020 relating to the distribution of up to US$1,000,000,000 of subordinate voting shares and other securities of the Company specified therein including, for greater certainty, the documents incorporated by reference or deemed to be incorporated by reference therein (which shall include the Prospectus Supplement as of its date for the purposes of distribution of the Securities);

“Final Offering Documents” means the Prospectus, the U.S. Offering Memorandum and, for the purposes of the Company’s representations in Section 9 include those documents required to be incorporated by reference into the Prospectus Supplement and which have, on or prior to the date hereof, been filed by the Company on SEDAR;

“Financial Statements” means (i) the audited financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes and the auditors’ report thereon, (ii) the Cura Partners Inc. Restated Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, together with the notes and the auditors’ report thereon, and (iii) unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019;

“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions, bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Indemnified Party” and “Indemnified Parties” have the respective meanings given to them in Section 20(1);

“Lead Underwriter” has he meaning given to it on page 1 hereof;

“Leases” has the meaning given to it in Section 9(1)(ff);

“Lien” means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing, and shall be deemed to include tax liens, mechanic liens or other similar liens that attach by operation of law and, solely with respect to physical assets of the Company and its Subsidiaries, purchase money security interests against physical assets;

“marketing materials” has the meaning given to it in NI 41-101;

“Marketing Materials Amendment” means any revised template version of any marketing materials provided to potential investors in connection with the distribution of the Securities;

“Material Adverse Effect” or “Material Adverse Change” means any change, fact, event or effect that is materially adverse to the business (whether financial or otherwise), assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, provided that a Material Adverse Effect shall not include an adverse effect resulting from a change: (i) that arises out of a matter that has been publicly disclosed prior to the date of this Agreement; or (ii) that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States unless such general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States has or would be reasonably expected to have a materially disproportionate effect on the Company relative to other businesses operating in the industry in which the Company operates (and in which case, only such materially disproportionate impact may be taken into account for purposes of determining if a Material Adverse Effect has occurred), provided further that any effects of the COVID-19 Outbreak prior to the date of this Agreement shall be disregarded in any determination as to whether a Material Adverse Effect has occurred;

“material change” has the meaning given to it in the Securities Act (Ontario);

“material fact” has the meaning given to it in the Securities Act (Ontario);

“Material Operating Jurisdictions” has the meaning ascribed thereto in Section 9(1)(d);

“Material Subsidiaries” means the material subsidiaries of the Company, being Curaleaf, Inc., PalliaTech Florida, Inc., CLF AZ, Inc., Curaleaf Massachusetts, Inc., Curaleaf NJ II, Inc., CLF Sapphire Holdings, Inc., GR Companies, Inc. and CLF NY, Inc.;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“misrepresentation” has the meaning given to it in the Securities Act (Ontario);

“NCI System” has the meaning given to it in Section 15(2);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 41-101 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“notice” has the meaning given to it in Section 31;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Shares” has the meaning given to it above;

“Offering” has the meaning given to it above;

“Offering Document Amendment” means any Prospectus Amendment or Offering Memorandum Amendment;

“Offering Documents” means the Prospectus, the Final Offering Documents and any Offering Document Amendment;

“Offering Memorandum Amendment” means any amendment to the U.S. Offering Memorandum;

“Over-Allotment Option” has the meaning given to it above;

“Over-Allotment Option Closing” means the completion of the sale by the Underwriters of the Additional Shares pursuant to this Agreement;

“Over-Allotment Option Closing Date” means the date, not earlier than the Closing Date, for an Over-Allotment Option Closing as set out in the Over-Allotment Option Notice;

“Over-Allotment Option Closing Time” means 8:00 a.m. (Toronto time) on the Over-Allotment Option Closing Date;

“Over-Allotment Option Notice” has the meaning given to it above;

“Partially Owned Subsidiaries” means  Curaleaf MD, LLC, Naturex II, LLC and Las Vegas Natural Caregivers, L.L.C.

“Passport System” means the procedures provided for under MI 11-202 and NP 11-202;

“person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association or joint venture;

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company can be used to specifically identify a person including but not limited to a natural person’s name, street address, telephone number, e-mail address, photograph, social insurance number, driver’s license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as “Personally Identifiable Information” under any applicable laws;

“Preliminary Base Shelf Prospectus” means the preliminary short form base shelf prospectus prepared by the Company dated October 30, 2020 relating to the distribution of up to US$1,000,000,000 of subordinate voting shares and other securities of the Company specified therein including, for greater certainty, the documents incorporated or deemed to be incorporated by reference therein;

“Prospectus” means the Final Base Shelf Prospectus as supplemented by the Prospectus Supplement and as amended by any Prospectus Amendment;

“Prospectus Amendment” means any amendment to the Final Base Shelf Prospectus or the Prospectus Supplement;

“Prospectus Supplement” means the prospectus supplement to the Final Base Shelf Prospectus to be dated January 8, 2021 prepared by the Company relating to the distribution of the Securities;

“provide” or “provided”, in the context of sending or making available marketing materials to a potential purchaser of the Securities, has the meaning given to it in NI 41-101;

“Public Disclosure Documents” means any information which has been filed on the SEDAR website at www.sedar.com by the Company pursuant to Securities Laws since January 1, 2019;

“Qualified Institutional Buyers” has the meaning given to it in Rule 144A;

“Qualifying Jurisdictions” means all of the provinces of Canada except Quebec;

“Rule 144A” means Rule 144A adopted by the SEC under the 1933 Act;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities” has the meaning given to it above;

“Selling Firm” has the meaning given to it in Section 4(1);

“Shares” means, collectively, the multiple voting shares and the subordinate voting shares of the Company;

“Subsidiaries” means all subsidiaries (as such term is defined in the BCBCA) of the Company;

“Tax Act” means the Income Tax Act (Canada);

“template version” has the meaning given to it in NI 41-101 and includes any revised template version of marketing materials as contemplated in NI 41-101;

“Transfer Agent” means Odyssey Trust Company, at its principal office in Vancouver, British Columbia;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by the Underwriters to the Company for use in any Offering Document;

“Underwriting Fee” has the meaning given to it in Section 14(1);

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“United States Securities Laws” means all applicable securities legislation in the United States, including without limitation, the 1933 Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable state securities laws;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Offering Memorandum” means the U.S. private placement memorandum (which shall include the Prospectus) used to make offers and sales of the Securities in the United States to Qualified Institutional Buyers.

(2)	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Company, it will be deemed to refer to the actual knowledge of Joseph Bayern, Neil Davidson, Michael Carlotti and Peter Clateman after due enquiry.

(3)	Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Reference to Sections or Schedules are to the appropriate Section or Schedule of this Agreement.

(4)	All references to “dollars” or “$” are to Canadian dollars, unless otherwise expressly stipulated. The schedules to this Agreement are incorporated by reference in, and form an integral part of, this Agreement for all purposes of it.

(5)	The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(6)	Any reference to “this Agreement” means this Agreement as amended, modified, replaced or supplemented from time to time.

Section 2	Compliance with Securities Laws

The Company represents and warrants to the Underwriters that the Company has prepared and filed the Preliminary Base Shelf Prospectus, the Amended and Restated Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus with the Canadian Securities Regulators and has obtained a receipt from the BCSC for each of the Preliminary Base Shelf Prospectus, the Amended and Restated Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus and, pursuant to MI 11-102, a receipt for the Preliminary Base Shelf Prospectus, the Amended and Restated Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus is deemed to have been issued by the Canadian Securities Regulators in each of the other Qualifying Jurisdictions. The Company covenants with the Underwriters that it will, by no later than 11:00 p.m. (Toronto time) on January 8, 2021, prepare and file the Prospectus Supplement in a form approved by the Company and the Underwriters, acting reasonably, along with all other documents required under applicable Canadian Securities Laws to be filed therewith. The Company will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws and United States Securities Laws required to be fulfilled or complied with by the Company to enable the Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or their respective affiliates or any other investment dealers or brokers registered in such jurisdictions in a category permitting them to distribute the Securities under Canadian Securities Laws applicable in such jurisdictions.

Section 3	Due Diligence

Prior to the filing of the Prospectus Supplement, the Company shall permit the Underwriters to review and participate in the preparation of the Prospectus Supplement and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations under Canadian Securities Laws and in order to enable it to responsibly execute the certificate in the Prospectus Supplement required to be executed by it. Following the execution and delivery of this Agreement up to the later of the Closing Date and the date of completion of the distribution of the Securities, the Company shall allow each of the Underwriters to conduct any due diligence investigations that it reasonably requires in order to fulfill its obligations as an underwriter under Canadian Securities Laws.

Section 4	Distribution and Certain Obligations of the Underwriters

(1)	The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the distribution of the Securities. The Underwriters shall, and shall require any such dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Securities (a “Selling Firm”) to, comply with applicable Canadian Securities Laws and United States Securities Laws in connection with the distribution of the Securities and shall offer the Securities for sale to the public in the Qualifying Jurisdictions directly and through the Selling Firms upon the terms and conditions (including the offer price) set out in the Offering Documents and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Securities only in those jurisdictions where the Securities may be lawfully offered for sale or sold.

(2)	The Underwriters shall, and shall require any Selling Firm to agree to, observe and distribute the Securities in a manner that complies with all applicable laws and regulations (including in connection with offers and sales in the United States or to, or for the account or benefit of, U.S. Persons pursuant to Rule 144A and pursuant to the laws of any applicable U.S. states) in each jurisdiction into and from which they may offer to sell the Securities or distribute the Final Offering Documents, as applicable, in connection with the distribution of the Securities and will not, and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Securities or Final Offering Documents or any other document (including, for greater certainty, the marketing materials) to any person in any jurisdiction, except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than the Qualifying Jurisdictions).

(3)	The Company acknowledges and agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or Selling Firm appointed by any other Underwriter.

(4)	For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained, or deemed to have been obtained, from the applicable Canadian Securities Regulator following the filing of the Prospectus in each of the Qualifying Jurisdictions. For greater certainty, the Underwriters acknowledge and agree that the Prospectus will not qualify the distribution of any Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, and any such Offered Shares will only be offered and sold to persons who are reasonably believed to be Qualified Institutional Buyers by certain of the Underwriters (or their U.S. Affiliates) pursuant to the U.S. Offering Memorandum in a private resale offering pursuant to Rule 144A.

(5)	The Company acknowledges that the Lead Underwriter shall, in its sole discretion and without notice to or consent of the Company, be entitled to assign its underwriting commitment under this Agreement to any affiliate or subsidiary of Canaccord Genuity Inc.

Section 5	United States Offers and Sales

The Company and the Underwriters hereby acknowledge that the Securities have not been and will not be registered under the 1933 Act or any U.S. state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons except by the Underwriters or their respective U.S. Affiliates, acting as agents, pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers, in compliance with any applicable state securities laws of the United States. Accordingly, the Company and each of the Underwriters hereby agree that offers and sales of the Securities in the United States or to, or for the account or benefit of, U.S. Persons shall be conducted only in the manner specified in Schedule A hereto, which terms and conditions are hereby incorporated by reference in and form a part of this Agreement.

Section 6	Marketing Materials

(1)	In connection with the distribution of the Securities:

(a)	the Company shall prepare, in consultation with the Lead Underwriter, and approve in writing, prior to the time the marketing materials are provided to potential investors, if any, a template version of the marketing materials reasonably requested to be provided by the Underwriters to any potential investor; such marketing materials shall comply with Canadian Securities Laws and be acceptable in form and substance to the Underwriters, acting reasonably, and such template version shall be approved in writing by the Lead Underwriter, on behalf of all of the Underwriters, prior to the time the marketing materials are provided to potential investors;

(b)	the Company shall file the template version of the marketing materials referred to in Section 6(1)(a) above, if any, with the Canadian Securities Regulators as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Company and by the Lead Underwriter, on behalf of all of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor; and

(c)	any comparables shall be redacted from the template version of the marketing materials, if any, in accordance with NI 41-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company as required by Canadian Securities Laws.

(2)	Following the approvals and filings set forth in the foregoing paragraphs, the Underwriters may provide the marketing materials, if any, to potential investors to the extent permitted by Canadian Securities Laws and applicable United States Securities Laws.

(3)	If applicable, the Company shall prepare and file a Marketing Materials Amendment provided to potential investors in connection with the offering of the Securities where required under Canadian Securities Laws, and the foregoing paragraphs above shall also apply to such revised template version.

Section 7	Delivery of Documents

(1)	At or prior to the time of filing the Prospectus Supplement, the Company shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel, at the respective times indicated, the following documents (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR):

(a)	a copy of each of the Final Base Shelf Prospectus and the Prospectus Supplement, including for greater certainty each of the documents incorporated by reference to the extent not available on SEDAR, signed and certified by the Company as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions;

(b)	a copy of the U.S. Offering Memorandum;

(c)	a “long-form” comfort letter of Antares Professional Corporation dated the date of the Prospectus Supplement (with the requisite procedures to be completed by such auditors no earlier than two Business Days prior to the date of the Prospectus Supplement) addressed to the Underwriters and the directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Company contained in the Final Offering Documents, which letter shall be in addition to the auditors’ report of Antares Professional Corporation contained in the Prospectus and any consent letter of Antares Professional Corporation addressed to the Canadian Securities Regulators; and

(d)	a copy of any other document required to be filed by the Company under the Canadian Securities Laws.

(2)	During the period from the date of this Agreement until the later of the Closing Date and the date of completion of distribution of the Securities under the Final Offering Documents:

(a)	in the event that the Company is required by Canadian Securities Laws (as a result of a change in Canadian Securities Laws or otherwise) to prepare and file a Prospectus Amendment or a Marketing Materials Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified (other than by the Underwriters) copies of such Prospectus Amendment or Marketing Materials Amendment. Concurrently with the delivery of any Prospectus Amendment, the Company shall deliver to the Underwriters documents similar to those referred to in Section 7(1)(c), and in connection with any such Prospectus Amendment, shall prepare and deliver to the Underwriters a corresponding Offering Memorandum Amendment; and

(b)	in the event that the Company is required by United States Securities Laws (as a result of a change in United States Securities Laws or otherwise) to prepare and/or file an Offering Memorandum Amendment, the Company shall use commercially reasonable efforts to prepare and deliver promptly to the Underwriters such Offering Memorandum Amendment.

(3)	The Company shall permit the Underwriters to review and participate in the preparation of any Offering Document Amendment or Marketing Materials Amendment, it being understood and agreed that no Prospectus Amendment or Marketing Materials Amendment will be filed with any Canadian Securities Regulator, and no Offering Memorandum Amendment distributed, without first obtaining the approval of the Underwriters and their counsel, after consultation with the Underwriters with respect to the form and content thereof.

Section 8	Representations and Warranties of the Company as to the Offering Documents

(1)	Filing of the Prospectus Supplement and any Prospectus Amendment shall constitute a representation and warranty by the Company to the Underwriters and the U.S. Affiliates that, as at their respective dates of filing:

(a)	the information and statements (except for the Underwriters’ Information) contained in the Prospectus or any Prospectus Amendment, as applicable (i) are true and correct in all material respects, (ii) contain no misrepresentation and (iii) constitute full, true and plain disclosure of all material facts relating to the Company and the Securities as required by Canadian Securities Laws;

(b)	no material fact has been omitted from such information and statements (except for the Underwriters’ Information) that is required to be stated in such information and statements or that is necessary to make a statement contained in such information and statements not misleading in the light of the circumstances under which it was made;

(c)	the information and statements (except for the Underwriters’ Information) contained in the U.S. Offering Memorandum and any Offering Memorandum Amendment, as applicable, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, all within the meaning of United States Securities Laws;

(d)	except with respect to any Underwriters’ Information, each such document complies in all material respects with all applicable requirements of Canadian Securities Laws and United States Securities Laws, as applicable; and

(e)	the statistical and market-related data included in the Prospectus, the U.S. Offering Memorandum, the marketing materials and any Prospectus Amendment, Offering Document Amendment or Marketing Materials Amendment are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects.

(2)	Such filings shall also constitute the Company’s consent to the Underwriters’ use of the Prospectus, any Prospectus Amendment, the marketing materials and any Marketing Materials Amendment in connection with the distribution of the Securities in the Qualifying Jurisdictions in compliance with this Agreement and applicable Canadian Securities Laws and the use of the U.S. Offering Memorandum for offers and sales of the Securities, if any, in the United States to Qualified Institutional Buyers.

Section 9	Additional Representations, Warranties and Covenants of the Company

(1)	The Company represents, warrants and covenants to the Underwriters and the U.S. Affiliates, and acknowledges that each of the Underwriters and the U.S. Affiliates are relying upon such representations, warranties and covenants in purchasing the Securities, that:

(a)	Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business as now conducted. The Company is duly qualified to conduct business, is in material compliance with all applicable laws and regulations, with the exception of any U.S. federal laws, statutes, and/or regulations as applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products, of each jurisdiction in which it carries on business (including, without limitation, all applicable Canadian federal, provincial, municipal and local laws and regulations and other lawful requirements of any governmental or regulatory body) and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be in good standing would not be reasonably expected to have a Material Adverse Effect.

(b)	Subsidiaries. Each of the Subsidiaries is a corporation or other legal entity duly formed and validly existing under the laws of the jurisdiction in which it was formed. Each of the Subsidiaries has the requisite power and capacity and is duly qualified and holds all necessary permits, licences and authorizations necessary to carry on its business as now conducted, and to own, lease or operate its properties and assets, except where the failure to be so qualified or hold all necessary permits would not be reasonably expected to have a Material Adverse Effect. Except as would not be reasonably expected to have a Material Adverse Effect, no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of any of the Subsidiaries. Except as disclosed in the Disclosure Documents or in respect of the Partially Owned Subsidiaries, the Company’s ownership of which is set forth at Schedule B hereto, the Company, directly or indirectly, owns all of the issued and outstanding shares or interests of the Subsidiaries, free and clear of all encumbrances, claims or demands whatsoever and all of such shares or interests have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable. Except as disclosed in the Public Disclosure Documents or in respect of Partially Owned Subsidiaries, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or any Subsidiary of any interest in any of the shares in the capital of a Subsidiary and such ownership is evidenced by definitive documentation in the possession of the Company or a Subsidiary and there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any of the issued securities of the Subsidiaries that it beneficially owns.

(c)	Material Subsidiaries. Except for the Material Subsidiaries, no subsidiary of the Company contributes more than 5% of the consolidated revenues of the Company as of September 30, 2020.

(d)	Material Operating Jurisdictions. The states of New Jersey, Arizona, Florida and Massachusetts are the only operating jurisdictions of the Company which, on an individual basis, accounted for 10% or more of the revenue of the Company generated during the financial year ended December 31, 2019 or the interim period ended September 30, 2020 the (“Material Operating Jurisdictions”).

(e)	Capitalization and Voting Rights.

(i)	The authorized capital of the Company consists of an unlimited number of subordinate voting shares and an unlimited number of multiple voting shares. As of January 6, 2021, the outstanding capital of the Company consisted of 570,255,774 subordinate voting shares and 93,970,705 multiple voting shares all of which have been duly authorized and are fully paid and non-assessable and were issued in compliance with all securities laws;

(ii)	Other than as disclosed in the Public Disclosure Documents and grants of awards under the Company’s incentive equity plan, there are no securities exercisable, convertible or exchangeable into Shares;

(iii)	Except as disclosed in the Public Disclosure Documents, as at the date of this Agreement, there are no contracts, commitments or agreements relating to voting or giving of written consents with respect to the Shares (i) between or among the Company and any of its shareholders; or (ii) to the Company’s knowledge, between or among any of the shareholders of the Company.

(iv)	No holder of Shares is entitled to any pre-emptive or any similar rights to subscribe for any Shares or other securities of the Company as a result of the sale of the Offered Shares pursuant to this Agreement.

(v)	Other than as disclosed in the Public Disclosure Documents, the Company has no outstanding commitment or obligation to issue or sell any Shares, other than grants of awards under the Company’s incentive equity awards or in connection with an offer of employment or in connection with a non-material acquisition by a Material Subsidiary.

(f)	Authorization.

(i)	The Company has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder, and to execute and file with the Canadian Securities Regulators the Prospectus Supplement and any Prospectus Amendments;

(ii)	This Agreement and the performance by the Company of its obligations hereunder, the execution and filing with the Canadian Securities Regulators of the Final Base Shelf Prospectus, the Prospectus Supplement and any Prospectus Amendments have been or will at the Closing Time be duly authorized by all necessary corporate action, and this Agreement has been or will be at the Closing Time duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

(iii)	The execution and delivery of the Offering Documents and the performance and carrying out of any provision thereof by the Company will not (i) result in a breach of the terms, conditions, or provisions of any material agreement of the Company or its Subsidiaries, (ii) violate any provision of applicable law (except any U.S. federal laws, statutes, and/or regulations as applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products), of each jurisdiction in which it carries on business, any order of any court applicable to the Company or its constating documents, or (iii) result in the creation or imposition of any Lien of any nature whatsoever upon any of the properties or assets of the Company.

(g)	COVID-19 Outbreak. Except as disclosed in the Public Disclosure Documents or as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no material closure, suspension or disruption to, the operations or workforce productivity of the Company or any Subsidiary as a result of the COVID-19 Outbreak and, except as disclosed in the Disclosure Documents, any such government mandatory closures have not materially affected the Company and its Subsidiaries, on a consolidated basis. The Company has been monitoring the COVID-19 Outbreak and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance in all material respects with the recommendations of Governmental Authorities to ensure the wellness of all of its employees and surrounding communities where the Company and the Subsidiaries continue to operate;

(h)	Valid Issuance. At the applicable Closing Time, after payment of full consideration therefor, the Offered Shares and, if applicable, the Additional Shares, will be duly and validly issued and outstanding as fully paid and non-assessable subordinate voting shares in the capital of the Company, and the Offered Shares and, if applicable, the Additional Shares, will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company;

(i)	Reporting Issuer. The Company (A) is a “reporting issuer” in all of the provinces and territories of Canada within the meaning of the applicable Securities Laws, (B) is not in default of any material requirement of the applicable Securities Laws, and (C) is in compliance, in all material respects, with the by-laws, rules, policies and regulations of the CSE;

(j)	Governmental Consents. Other than customary post-closing filings required by securities laws and with the exception of any U.S. federal laws, statutes, and/or regulations as applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, Canadian or of U.S. federal, provincial, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement or, to the extent any such consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any such authorities on the part of the Company are required in connection with the consummation of the transactions contemplated herein, they will be obtained prior to, and be effective as of, the Closing;

(k)	Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company’s knowledge, threatened, against the Company its Subsidiaries, their property or respective directors or officers, that would reasonably be expected to have a Material Adverse Effect, nor is the Company aware of any basis for the foregoing. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, their respective officers or directors, is a party, or is named as subject, to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company or its Subsidiaries pending or which either the Company or its Subsidiaries intends to initiate;

(l)	Compliance with Other Instruments. The Company and its Subsidiaries are not in violation or default of: (1) any material provisions of their constating documents, (2) any order, judgment, order, writ, or decree, (3) in any material respect, any note, indenture, debt instrument, lease, agreement, contract or purchase order to which it is a party or by which it is bound or, (4) to the Company’s knowledge, any provision of any material law, statute, rule or regulation applicable to the Company or its Subsidiaries, other than in respect of certain United States federal laws relating to the cultivation, distribution, possession, production, trafficking, processing, extraction, sale, etc. of cannabis in the United States. The execution, delivery and performance of the Offering Documents and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any material provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any Lien upon any assets of the Company or the suspension, revocation, forfeiture or non-renewal of any Cannabis Permit or license applicable to the Company.

(m)	Agreements; Action.

(i)	Since the date of the Financial Statements, other than the Existing Indebtedness or as otherwise disclosed in the Public Disclosure Documents, the Company or its Subsidiaries has not made any loans or advances to any person, other than in the ordinary course of business.

(ii)	Other than as disclosed in the Public Disclosure Documents, the Company is not a guarantor of any other person, entity or business.

(n)	Related-Party Transactions. No employee, officer, director or shareholder of the Company or member of his or her immediate family or any “affiliate” or “associate” of such persons (as defined under Securities Laws) is indebted to the Company or its Subsidiaries, nor is the Company or its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them for indebtedness, other than as disclosed in the Public Disclosure Documents. To the best of the Company’s knowledge, other than as disclosed in the Public Disclosure Documents, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company or its Subsidiaries are affiliated or with which the Company have a material business relationship, or any firm or corporation that competes with the Company, except to the extent that employees, officers, directors or shareholders of the Company and members of their immediate families own shares in publicly traded companies that may compete with the Company, other than as disclosed in the Public Disclosure Documents, and other than Boris Jordan, who has an ownership interest in Measure 8 Venture Partners, an investment firm which holds interests in companies which may compete with the Company. Other than as disclosed in the Public Disclosure Documents, no employee, officer, director or shareholder of the Company or member of his or her immediate family or any “affiliate” or “associate” thereof is directly or indirectly interested in any material contract or agreement to which the Company or its Subsidiaries are a party or by which it is bound, and other than as disclosed in the Public Disclosure Documents, none of such persons has any material interest, direct or indirect, in any transaction or any proposed transaction with the Company which, as the case may be, materially affects, is material to, or will materially affect, the Company.

(o)	Permits. Except as would not reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries hold in good standing all permits, licenses, certificates, approvals, consents and other authorizations and clearances and any similar authority (and for greater certainty this includes all marijuana related licenses, permits, certificates, approvals, consents and other authorizations and clearances) necessary for the conduct of the business of the Company and the Subsidiaries as presently conducted including, without limitation, all licenses or permits, if any, required by any governmental or regulatory authorities in each of the jurisdictions in which the Company or its Subsidiaries operates (the “Cannabis Permits”). The Company and its Subsidiaries are in compliance, in all material respects, with each Cannabis Permit held by them and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such permit or license or has resulted, or after notice or lapse of time would result, in any other material impairment of the rights of the holder of any such permit or license. Neither the Company nor any Subsidiary is aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would have a Material Adverse Effect on the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company, its Subsidiaries or the business or legal environment under which the Company and the Subsidiaries now operate or propose to operate. The Company has provided to the Underwriters copies of (including all material correspondence relating to) all Cannabis Permits held by it and any renewals thereof as of the date hereof.

(p)	Environmental and Safety Laws. The Company and its Subsidiaries are in compliance with all applicable statutes, laws or regulations relating to the environment or occupational health and safety, except to the extent any violation of such laws would not have a Material Adverse Effect on the Company and, to the Company’s knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

(q)	Conduct of Business. The Company and its Subsidiaries have conducted and are conducting their business in compliance in all material respects with all applicable laws of each jurisdiction in which it carries on business and with all applicable laws, tariffs and directives material to its operations, including all applicable federal, state, municipal, and local laws and regulations and other lawful requirements of any governmental or regulatory body that govern all aspects of the Company and its Subsidiaries businesses, including, but not limited to, permits and/or licenses to grow, process, transport, and dispense cannabis and cannabis-derived products, with the exception of any U.S. federal laws, statutes, and/or regulations as applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products;

(r)	Product Recalls. Except as disclosed in the Public Disclosure Documents, neither the Company nor any Subsidiary has, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any material product recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and, to the knowledge of the Company, there is no basis for any such notice or action

(s)	Registration Rights. Except as disclosed in the Public Disclosure Documents, the Company has not granted or agreed to grant any registration or prospectus qualification rights to any person or entity for it or any of its Subsidiaries.

(t)	Title to Property and Assets. The Company or its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of their owned property and assets, free of all Liens, other than Existing Liens and, together with material property and assets leased by the Company and its Subsidiaries, no other property rights are necessary for the conduct of the business of the Company as currently conducted, and the Company knows of no claim or the basis for any claim that could have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit such property rights and the Company has no responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any person with respect to the property rights thereof.

(u)	Financial Statements. The Financial Statements, fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries at the dates specified in the Financial Statements and the consolidated results of the operations and changes in financial position of Company and its Subsidiaries for the period covered by the Financial Statements.

(v)	Changes. Since the date of the Financial Statements, there has not been:

(i)	any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of the Company or its Subsidiaries;

(ii)	any waiver or compromise by the Company or its Subsidiaries of a valuable right or of a material debt owed to it;

(iii)	any material change outside the ordinary course in any compensation arrangement or agreement with any employee, officer, director or holder of capital stock of the Company or its Subsidiaries, other than an increase in the compensation of Joseph Bayern;

(iv)	any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets by the Company or its or its Subsidiaries;

(v)	any removal of any auditor or director or termination of any officer or other senior employee of the Company;

(vi)	any material shortage or any cessation or interruption in the shipment of any inventory, supplies or equipment used by the Company or its Subsidiaries;

(vii)	any resignation or termination of employment of any officer or key employee of the Company or its Subsidiaries that has not been disclosed in the Public Disclosure Documents; and the Company is not aware of any impending resignation or termination of employment of any officer or key employee of the Company or its Subsidiaries;

(viii)	any declaration, setting aside or payment or other distribution in respect of any of the Company’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(ix)	to the Company’s knowledge, any other event or condition of any character, other than events affecting the economy or the Company’s industry generally, that could reasonably be expected to result in a Material Adverse Effect.

(w)	Tax Returns, Payments and Elections. The Company and each of its Subsidiaries have filed all federal, provincial and local tax returns that are required to be filed or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable and all such returns, declarations, remittances and filings are complete and accurate in all material respects, and no material fact or facts have been omitted therefrom which would make any of them misleading. Except as disclosed in the Public Disclosure Documents, to the knowledge of the Company, no examination of any tax return of the Company or its Subsidiaries are currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company.

(x)	Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company and its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(y)	Minute Books. The minute books and corporate records of the Company and its Subsidiaries are up to date and complete in all material respects and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other corporate records.

(z)	Employee and Labour Matters. The Company or its Subsidiaries are not bound by or subject to (and none of their assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labour union, except that Curaleaf NY, LLC has entered into a collective bargaining agreement (CBA) with Retail, Wholesale, Department Store Union/United Food and Commercial Workers Unions (RWDSU/UFCW) Local 338 effective April 26, 2020 and expires April 23, 2023. There is no strike or other labour dispute involving the Company pending, or to the Company’s knowledge threatened against the Company nor is the Company aware of any ongoing labour organization activity involving its employees, except for a NLRB representation election held in June 2020, ballots for which have been challenged, in respect of Curaleaf Massachusetts, Inc. The Company and its Subsidiaries have paid its employees and independent contractors in accordance, in all material respects, with applicable laws and any applicable contracts and is not delinquent in the payment of any material wages, salaries, commissions, bonuses, fees or other compensation for services provided to the Company. The Company and its Subsidiaries have complied in all material respects with applicable equal employment opportunity laws and with other laws related to employment.

(aa)	Suppliers. No supplier (or group of suppliers) that is significant to the Company or its Subsidiaries, has given the Company or its Subsidiaries notice or, to the Company’s knowledge, has taken any other action that has given the Company or its Subsidiaries any significant reason to believe that such supplier (or group of suppliers) will cease to supply, restrict the amount supplied, or adversely change its prices or terms to the Company of any products or services that are material to the Company or its Subsidiaries as a whole.

(bb)	Intellectual Property.

(i)	The Company and its Subsidiaries own, free and clear of any Liens (other than Existing Liens), or possesses sufficient legal rights to use, all material intellectual property used by it in connection with the Company’s business, which represents all intellectual property rights necessary to the conduct of the Company’s business as now conducted and as presently contemplated to be conducted, without any conflict with, or infringement of, in any material respect, the intellectual property rights of others.

(ii)	Neither the Company nor any of its Subsidiaries has received any communications alleging that they have violated any of the patents, trademarks, service marks, tradenames, copyrights, rights of privacy, rights in personal data, moral rights, trade secrets or other proprietary rights or processes of any other person or entity.

To the Company’s knowledge, no product or service marketed or sold (or presently contemplated to be marketed or sold) by the Company or its Subsidiaries violate any license to which they are a party or infringes any intellectual property rights of any other person or entity. No claim is pending or, to the Company’s knowledge, threatened to the effect that any operations of the Company or its Subsidiaries infringe upon or conflict with the asserted rights of any other person to any intellectual property and, to the Company’s knowledge, there is no basis for any such claim (whether or not pending or threatened).

(iii)	The Company has no knowledge of any of its employees being obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s best efforts to promote the interest of the Company or that would conflict with the Company or its Subsidiaries’ business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company or its Subsidiaries’ business by the employees of the Company, will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any material contract, covenant or instrument under which any such employee is now obligated.

(iv)	All persons involved in the development of the Company or its Subsidiaries’ owned intellectual property were at the time employees, consultants or independent contractors of the Company or its Subsidiaries and, for greater certainty, the Company owns the intellectual property arising from their work, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

(cc)	No Illegal Payments. To the knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property of the Company or its Subsidiaries or other unlawful expense relating to political activity to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization; or (B) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), U.S. Foreign Corrupt Practices Act of 1977, the Proceeds of Crime (Money Laundering) and the Terrorist Financing Act (Canada), or Title 18 United States Code Section 1956 and 1957 (U.S.), or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company, its Subsidiaries and their operations, and neither the Company nor any of its Subsidiaries have instituted and the Company and its Subsidiaries maintains policies and procedures designed to ensure continued compliance with such laws; and (ii) the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance, in all material respects, with such laws and no suit, action or proceeding by or before any governmental authority or any arbitrator involving the Company or its Subsidiaries with respect to such legislation is in progress, pending or, to the knowledge of Company, threatened;

(dd)	Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance, in all material respects, with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority other than any U.S. federal laws, statutes, and/or regulations, as applicable, to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis-related substances and products (collectively, the “Applicable Money Laundering Laws”) and no action, suit or proceeding by or before any governmental authority involving the Company or any of its subsidiaries with respect to Applicable Money Laundering Laws is, to the knowledge of Company, pending or threatened;

(ee)	Registrar and Transfer Agent. Odyssey Trust Company of Canada at its principal offices in the City of Vancouver has been or prior to the Closing Time will be duly appointed as the registrar and transfer agent with respect to the Offered Shares.

(ff)	Employee Plans. Except as disclosed in the Public Disclosure Documents and plans established by the Company in the ordinary course for the benefit of the directors, officers, employees and consultants of the Company and its Subsidiaries, there are no employee benefit plans or plans for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or its Subsidiaries.

(gg)	Material Contracts and Obligations. All agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which the Company or its Subsidiaries are a party or by which it is bound that are (i) material to the conduct and operations of their business and properties; (ii) involve any of the officers, consultants, directors, employees or shareholders of the Company, other than ordinary course agreements relating to employment, consulting, confidentiality, intellectual property or stock options; or (iii) obligate the Company or its Subsidiaries to share, license or develop any Intellectual Property have been disclosed by the Company to the Underwriters. Neither the Company nor, to the Company’s knowledge, any other person, is in material default in the observance or performance of any material term, covenant or obligation to be performed by it under any such documents and the Company or its Subsidiaries have not received any notice of termination or default under any such documents and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing in all material respects.

(hh)	Leases. Except as disclosed in the Public Disclosure Documents, each lease with respect to real property to which the Company or its Subsidiaries are a party (collectively the “Leases” and each a “Lease”), is in good standing, in all material respects, creates a good and valid leasehold interest in the lands and premises thereby demised and is in full force and effect. With respect to each Lease: (i) all material rents and additional rents, to the extent due and payable, have been paid to date; (ii) no material waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor; (iii) to the knowledge of the Company, there exists no event of default or event, occurrence, condition or act (including this Offering) which, with the giving of notice, the lapse of time or both, would become a default under the Lease; and (iv) to the knowledge of the Company, all of the covenants to be performed by any other party under the Lease have been fully performed in all material respects.

(ii)	Privacy. To the knowledge of the Company, the Company and its Subsidiaries (i) comply in all material respects with all applicable privacy laws and regulations and contractual obligations regarding the collection, processing, disclosure and use of all data consisting of Personally Identifiable Information that is, or is capable of being, associated with specific individuals; (ii) comply in all material respects with the Company’s privacy policies with respect to Personally Identifiable Information; and (iii) take all appropriate and industry standard measures to protect from unauthorized disclosure any Personally Identifiable Information that the Company or its Subsidiaries have collected or otherwise acquired. No person has made a claim in writing to the Company, its Subsidiaries or, to the knowledge of the Company, any Governmental Authority that the Company or its Subsidiaries have violated any applicable privacy laws, consumer protection legislation, regulations or other legal requirements or any contractual obligations regarding the collection, processing, disclosure and use of all data consisting of Personally Identifiable Information.

(jj)	Business of Trading. The Company is not in the business of trading in securities under Securities Laws.

(kk)	Commission. Other than as contemplated herein, the Company has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar form of compensation with respect to the transactions contemplated herein.

(ll)	Directors and Officers.

(i)	Other than as disclosed in the Public Disclosure Documents, none of the directors or officers of the Company is or has been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere.

(ii)	There has not been and there is not currently any material disagreement or other material dispute between the Company or its Subsidiaries, and any of their employees, which is adversely affecting or would reasonably be expected to result in a Material Adverse Effect;

(iii)	To the Company’s knowledge, the Company and its Subsidiaries are in compliance in all material respects with the provisions of applicable worker’s compensation, applicable employee health and safety, training or similar legislation in each jurisdiction where it carries on business.

(mm)	Cease Trading. No order or ruling suspending the sale or ceasing the trading in any securities of the Company (including the Securities) has been issued by any securities regulator, securities commission or other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(nn)	Intentionally Deleted.

(oo)	No Options, etc. to Purchase Assets. No person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or its Subsidiaries of any of the assets or properties of the Company or its Subsidiaries, outside of the ordinary course.

(pp)	Condition of Tangible Assets. Except as would not be reasonably expected to result in a Material Adverse Effect, the buildings, structures, vehicles, equipment, technology and communications hardware and other tangible personal property owned or leased by the Company or its Subsidiaries are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course that are not material in nature or cost.

(qq)	Public Disclosure. The information and statements set forth in any Public Disclosure Documents, were true, correct and complete in all material respects, and did not contain any misrepresentation, as of the date of such information or such statements were made.

(rr)	Qualified Investment. Subject to the qualifications and limitations described under “Eligibility for Investment” in the Prospectus, the Securities will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts.

(ss)	Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of the Company.

(tt)	No Changes. Since the respective dates as of which information is given in the Final Offering Documents, except as otherwise stated therein, (i) there has been no Material Adverse Change; (ii) there have been no transactions entered into by the Company, other than those in the ordinary course of business, which are material with respect to the Company; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(uu)	Share Terms. The rights, privileges, restrictions, conditions and other terms attaching to the subordinate voting shares will, at the Closing Time and, if applicable, the Over-Allotment Option Closing Time, conform in all material respects to the respective descriptions thereof contained in the Final Offering Documents.

(vv)	Intentionally Deleted.

(ww)	Listing of Shares. The subordinate voting shares of the Company (including all of the Securities) are or will be listed for trading on the CSE prior to the Closing Date.

(xx)	Qualification. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus, and is qualified under NI 44-102 to file a short form prospectus that is a base shelf prospectus.

(yy)	Significant Acquisitions. Except as disclosed in the Public Disclosure Documents, the Company has not completed any “significant acquisition” nor has it entered into a binding agreement in respect of any “probable acquisition” (as such terms are defined in NI 51-102) and no proposed acquisition has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high such that Canadian Securities Laws would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws.

(zz)	Forward-Looking Information. The Company has a reasonable basis for disclosing any forward-looking information contained in the Final Offering Documents and no event or circumstance has occurred that is reasonably likely to cause actual results to differ materially from such forward-looking information other than as disclosed in the Final Offering Documents.

(aaa)	U.S. Offering Memorandum. The U.S. Offering Memorandum has been prepared in a form customary for a private placement offering of equity securities of a Canadian issuer into the United States pursuant to Rule 144A concurrent with a public offering in Canada, and does not and will not contain any material disclosures regarding the Company or its Subsidiaries other than as set forth in the Prospectus or in any Prospectus Amendment, if any, in each case, that is included therein.

(bbb)	Foreign Private Issuer. The Company is a “foreign private issuer” as such term is defined in Rule 405 under United States Securities Laws, and the Company is aware of no restriction on the ability of the Underwriters to offer the Securities for sale in the United States, through their respective U.S. Placement Agents, to Qualified Institutional Buyers in accordance with the terms and subject to the conditions of Schedule A to this Agreement.

Section 10	Commercial Copies

The Company shall cause commercial copies of the Final Offering Documents to be printed and delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents. Such delivery of the Final Offering Documents shall be effected as soon as possible after filing of the Prospectus Supplement with the Canadian Securities Regulators but, in any event at or before 12:00 p.m. (Toronto time), or such other time as is approved by the Underwriters, acting reasonably, on the Business Day immediately following the date on which the Prospectus Supplement is filed, or such other date as is approved by the Underwriters. Such deliveries shall constitute the consent of the Company to the Underwriters’ use of the Final Offering Documents for the distribution of the Securities in compliance with the provisions of this Agreement and the Canadian Securities Laws and United States Securities Laws. The Company shall similarly cause to be delivered commercial copies of any Offering Document Amendments. The commercial copies of the Prospectus Supplement shall be identical in content to the electronically transmitted versions thereof filed with Canadian Securities Regulators on the System for Electronic Document Analysis and Retrieval (SEDAR).

Section 11	Change of the Closing Date

(1)	Subject to the right of any Underwriter to terminate its obligations under this Agreement in accordance with the termination provisions contained in Section 19, if a material change or a change in a material fact occurs prior to the Closing Date which requires a Prospectus Amendment to be prepared and filed, the Closing Date shall be, unless the Company and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, the fifth Business Day following the later of:

(a)	the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate Passport System receipt(s) obtained for such filings and notice of such filings from the Company or its counsel have been received by the Underwriters; and

(b)	the date upon which the commercial copies of any Prospectus Amendments have been delivered in accordance with Section 11.

Section 12	Completion of Distribution

The Underwriters shall, after the Closing Time and, if applicable, the Over-Allotment Option Closing Time, give prompt written notice to the Company when, in the opinion of the Underwriters, they have completed distribution of the Offered Shares or Additional Shares, as the case may be, including the total proceeds realized in each of the Qualifying Jurisdictions and any other jurisdiction provided that such notice shall be provided on a Business Day no later than 30 days following the date on which such distribution shall have been completed.

Section 13	Material Change or Change in Material Fact During Distribution and Other Covenants

(1)	During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Securities under the Final Offering Documents, the Company shall promptly, after receiving notice or obtaining knowledge of such information, notify the Underwriters in writing of the full particulars of:

(a)	any of the representations or warranties of the Company in this Agreement no longer being true and correct in all material respects;

(b)	(A) the issuance by any Governmental Authority of any order suspending or preventing the use of the Final Base Shelf Prospectus, the Prospectus Supplement, the U.S. Offering Memorandum or any Prospectus Amendment or Offering Memorandum Amendment, (B) the suspension of the qualification of the subordinate voting shares of the Company or any other security of the Company for offering or sale in any of the Qualifying Jurisdictions or in the United States, (C) the institution, threatening or contemplation of any proceeding for any of those purposes, or (D) any request made by any Governmental Authority to amend or supplement the Final Base Shelf Prospectus, the Prospectus Supplement, the U.S. Offering Memorandum or any Prospectus Amendment or Offering Memorandum Amendment or for additional information, and the Company will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c)	any material change (whether actual, anticipated, contemplated or proposed by, or threatened) or development involving a prospective material change in the results of operations, condition (financial or otherwise), business, affairs, prospects, assets, properties, liabilities (contingent or otherwise), cash flows, income, business operations or capital of the Company, including any material change to information previously provided to the Underwriters concerning the Company, whether or not arising from transactions in the ordinary course of business;

(d)	any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Final Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(e)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in any of the Offering Documents, which fact or change is, or may be, in any case, of such a nature as to render any statement in any of the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or United States Securities Laws.

(2)	Subject to Section 7(3), the Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and United States Securities Laws, as a result of a change or occurrence referred to in Section 13(1), provided that the Company shall not file any Prospectus Amendment or other document relating to the Offering pursuant to this Section 13(2) without first obtaining the approval of the Lead Underwriter, on behalf of the Underwriters, after consultation with the Lead Underwriter with respect to the form and content thereof, which approval will not be unreasonably withheld. The Company shall in good faith discuss with the Underwriters any such change or occurrence in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under Section 13(1).

(3)	The Company covenants and agrees with the Underwriters that it will:

(a)	promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Securities, copies of any filings made by the Company of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction;

(b)	promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Securities, drafts of any press releases and other public documents of the Company relating the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner. Any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the 1933 Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation as follows: “Not for distribution to United States newswire services or dissemination in the United States”; and

(c)	deliver to the Underwriters, without charge, in Toronto, Ontario, contemporaneously with or prior to the filing of the Prospectus Supplement or any Prospectus Amendment, a copy of any document required to be filed by the Company, if any, under Canadian Securities Laws in connection with the Offering.

Section 14	Underwriters’ Compensation

(1)	In consideration for the services of the Underwriters under this Agreement (including the ancillary services of acting as financial advisors to the Company in respect of the issue of the Securities and advising on the terms and conditions of the Offering), the Company will pay to the Underwriters, as applicable (the “Underwriting Fee”):

(a)	at the Closing Time, in the aggregate, a fee equal to 4% of the gross proceeds raised from the sale of the Offered Shares; and

(b)	at the Over-Allotment Option Closing Time, if applicable, a fee equal to 4% of the gross proceeds raised from the sale of the Additional Shares.

For greater certainty, the above noted 4% fees are inclusive of all applicable taxes.

Section 15	Delivery of Underwriting Fee and the Securities

(1)	The purchase and sale of the Securities shall be completed at the Closing Time virtually by exchange of electronic signature pages or at such place as the Underwriters and the Company may agree upon.

(2)	At the Closing Time, the Company shall duly deliver the Offered Shares, and at the Over-Allotment Option Closing Time, the Company shall duly deliver the Additional Shares to the Underwriters, in each case, in the form of an electronic deposit pursuant to the non-certificated issue system (the “NCI System”) maintained by CDS Clearing & Depository Services Inc., or in the manner directed by the Lead Underwriter in writing, registered in the name of “CDS & Co.”, or in such other name or names as the Lead Underwriter may notify the Company in writing not less than 48 hours prior to the Closing Time or the Over-Allotment Option Closing Time, as the case may be. The Offered Shares shall be delivered against payment by the Lead Underwriter, on behalf of the Underwriters, of the aggregate purchase price for the Offered Shares, net of the applicable Underwriting Fee, by wire transfer of immediately available funds to the accounts specified in writing by the Company and the Additional Shares (if any) shall be delivered against payment by the Lead Underwriter, on behalf of the Underwriters, of the aggregate purchase price for the Additional Shares, net of the applicable Underwriting Fee, by wire transfer of immediately available funds to the accounts specified in writing by the Company.

(3)	In order to facilitate an efficient and timely closing at the Closing Time and the Over-Allotment Option Closing Time, as the case may be, the Lead Underwriter, on behalf of the Underwriters, may choose to initiate wire transfers of immediately available funds prior to the Closing Time or prior to the Over-Allotment Option Closing Time, as the case may be. If the Lead Underwriter does so, the Company agrees that such transfer of funds prior to the Closing Time and prior to the Over-Allotment Option Closing Time, as the case may be, does not constitute a waiver by the Underwriters of any of the conditions of Closing or the Over-Allotment Option Closing set out in this Agreement. Furthermore, the Company agrees that any such funds received by the Company from the Underwriters prior to the Closing Time or prior to the Over-Allotment Option Closing Time, as the case may be, will be held by the Company in trust solely for the benefit of the Underwriters until the Closing Time or the Over-Allotment Option Closing Time, as the case may be, and if the Closing or the Over-Allotment Option Closing, as the case may be, does not occur at the scheduled Closing Time or the Over-Allotment Option Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to the Lead Underwriter, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of Closing or the Over-Allotment Option Closing, as the case may be, and the delivery to the Underwriters of the items set out in Section 16, the funds held by the Company in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Company in satisfaction of the obligation of the Underwriters under this Section 15 and upon such delivery, the trust constituted by this Section 15 shall be terminated without further formality.

Section 16	Delivery of the Securities to Transfer Agent

(1)	The Company, prior to the Closing Date or the Over-Allotment Option Closing Date, as the case may be, shall make all necessary arrangements for the electronic deposit pursuant to the NCI System of the Offered Shares and the Additional Shares, as the case may be.

(2)	All fees and expenses payable to the Transfer Agent in connection with the electronic deposit pursuant to the NCI System of the Offered Shares and the Additional Shares, as the case may be, contemplated by this Section 16 and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Securities shall be borne by the Company.

Section 17	Conditions to Underwriters’ Obligation to Purchase the Securities

(1)	The obligations of the Underwriters to purchase the Offered Shares at the Closing Time shall be subject to the accuracy of the representations and warranties of the Company contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Company of their obligations under this Agreement and the following conditions:

(a)	The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and to their counsel from Stikeman Elliott LLP, Canadian counsel to the Company, as to the laws of Canada and the Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of any of the provinces or territories of Canada (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters, and all of such counsel may rely upon, as to matters of fact, certificates of public officials and officers of the Company), and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(i)	as to the existence and good standing of the Company under the laws of the Province of British Columbia;

(ii)	as to the adequacy of the corporate power and capacity of the Company to enter into this Agreement and to carry out its obligations hereunder;

(iii)	as to the authorized and issued capital of the Company;

(iv)	that the Offered Shares have been duly authorized by all necessary corporate action of the Company and have been validly issued by the Company as fully paid and non-assessable subordinate voting shares;

(v)	that the Additional Shares upon the exercise of the Over-Allotment Option have been duly authorized by all necessary corporate action of the Company and been duly and validly created, allotted and reserved for issuance by the Company and, upon the exercise of the Over-Allotment Option including receipt by the Company of payment in full therefor, the Additional Shares will be duly and validly created, authorized, issued and outstanding as fully paid and non-assessable subordinate voting shares;

(vi)	that the Company has all requisite corporate power, capacity and authority under the laws of the Province of British Columbia to carry on its businesses as presently carried on and to own its property and assets as described in the Final Offering Documents;

(vii)	that all necessary corporate action has been taken by the Company to authorize (i) the execution and delivery of this Agreement and the performance of its obligations hereunder; (ii) to offer, issue, sell and deliver the Offered Shares; (iii) to grant the Over-Allotment Option and offer, issue, sell and deliver the Additional Shares upon exercise of the Over-Allotment Option; and (iv) the delivery and, if applicable, the execution and filing of, the Final Base Shelf Prospectus, Prospectus Supplement, and, if applicable, any Prospectus Amendment, under the Canadian Securities Laws in each of the Qualifying Jurisdictions;

(viii)	that the attributes of the Securities conform in all material respects with the descriptions thereof in the Prospectus;

(ix)	the forms of definitive certificate representing the Securities have been duly approved and adopted by the Company, comply with applicable laws of the Province of British Columbia and the constating documents of the Company;

(x)	that this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability;

(xi)	that the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and thereunder do not and will not contravene, constitute a default under, or result in any breach or violation of, (A) any term or provision of the constating documents of the Company, or (B) law of general application in the Province of British Columbia or the laws of Canada applicable therein, as they exist as of the Closing Date;

(xii)	that the Transfer Agent has been duly appointed as the registrar and transfer agent for the subordinate voting shares of the Company;

(xiii)	that no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any Governmental Authority in the Qualifying Jurisdictions is required for the performance by the Company of its obligations under this Agreement, the consummation of the transactions contemplated by this Agreement, other than those that have been obtained or made prior to the Closing Time;

(xiv)	subject to the qualifications, assumptions, limitations and understandings set out in the Prospectus Supplement under the heading “Eligibility for Investment”, the Securities are qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan or a tax-free savings account;

(xv)	that, subject to the qualifications, assumptions, limitations and restrictions referred to under the heading “Certain Canadian Federal Income Tax Considerations” in the Final Offering Documents, the statements made therein, to the extent that such statements summarize matters of law or legal conclusions, fairly summarize the matters described therein in all material respects; and

(xvi)	that all necessary documents have been filed, all requisite proceedings have been taken, all legal requirements have been fulfilled and all necessary approvals, permits, consents and authorizations of the Canadian Securities Regulators have been obtained, in each case by the Company to qualify the Securities for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered in such categories under the applicable laws of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable law.

(b)	If any of the Securities are sold in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters shall have received at the Closing Time a favorable legal opinion dated the Closing Date, from U.S. counsel to the Company, to the effect that registration of the Securities offered and sold in the United States, or to, or for the account or benefit of, a U.S. Person in accordance with this Agreement (including Schedule A hereto) will not be required under the 1933 Act in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, it being understood that no opinion is expressed as to any subsequent resale of any Securities.

(c)	The Underwriters shall have received legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date from U.S. counsel to the Company and each applicable subsidiary regarding the compliance of the Company and each applicable subsidiary with applicable United States state laws relating to the manufacture, cultivation, importation, possession, sale or distribution of cannabis, as applicable, in each of the Material Operating Jurisdictions.

(d)	In respect of the Material Subsidiaries and CLF AZ Management, the Underwriters shall have received legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from counsel to each subsidiary and where appropriate, counsel in the other jurisdictions which govern the existence of the subsidiary, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Company, as appropriate, with respect to the following matters:

(i)	the incorporation and subsistence of the subsidiary;

(ii)	the power and capacity of the subsidiary to carry on its business as presently carried on, and to own, lease and operate its properties and assets; and

(iii)	the authorized and issued share capital or membership interests, as applicable, for the subsidiary and the ownership of the outstanding share capital or membership interests, as applicable, for the subsidiary.

(e)	The Underwriters shall have received from Antares Professional Corporation at the Closing Time a “bring-down” comfort letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, confirming the continued accuracy of the comfort letter to be addressed to the Underwriters and the directors of the Company pursuant to Section 7(1)(c) with such changes as may be necessary to bring the information in such letter forward to a date not more than one Business Day prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably.

(f)	The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters (and if required for opinion purposes, to counsel to the Underwriters) signed by two senior officers of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the notice of articles, articles and other constating documents of the Company, all resolutions of the board of directors of the Company relating to this Agreement and the transactions contemplated hereby, and the incumbency and specimen signatures of signing officers of the Company.

(g)	The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company or other senior officers of the Company acceptable to the Underwriters, certifying for and on behalf of the Company and without personal liability after having made due enquiry and after having examined the Offering Documents, that:

(i)	since the date as of which information is given in the Offering Documents there has been no Material Adverse Change and that no material transaction has been entered into by the Company or its Subsidiaries other than as disclosed in the Offering Documents;

(ii)	the Final Offering Documents (except any Underwriters’ Information) (i) do not contain a misrepresentation and contain full, true and plain disclosure of all material facts relating to the Securities and the Company, and (ii) do not contain an untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the subordinate voting shares of the Company or any other securities of the Company has been issued by any Governmental Authority and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any Governmental Authority;

(iv)	the Company has complied in all material respects with the terms and conditions of this Agreement on its part to be complied with at or prior to the Closing Time; and

(v)	the representations and warranties of the Company contained in this Agreement and in any certificates or other documents delivered by the Company pursuant to or in connection with this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct in all material respects as of that date only and in respect of any representations and warranties that are subject to a materiality qualification, in which case they will be true and correct in all respects.

(h)	Each of the Company’s directors and named executive officers will have signed an undertaking, in a form satisfactory to the Underwriters, not to (or agree to or announce an intention to) sell or otherwise dispose of (directly or indirectly, including a disposition or reduction of the economic interest in or exposure to) any equity securities of the Company or other securities or financial instruments convertible into, exchangeable for, or otherwise exercisable into subordinate voting shares or other equity securities of the Company, for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed.

(i)	The Company shall have duly notified the CSE of the issuance of the Securities and completed all necessary filings for the listing of the Securities on the CSE and the CSE shall not have objected thereto or denied the listing thereof.

(j)	The Company shall have complied in all material respects with the terms and conditions of this Agreement on its part to be complied with at or prior to the Closing Time.

(k)	The Underwriters shall have received the Underwriting Fee in respect of the Offered Shares.

(l)	The Underwriters shall have received such other closing certificates, opinions, receipts, agreements or documents as the Underwriters or their counsel may reasonably request.

Section 18	Conditions to the Underwriters’ Obligations to Purchase the Additional Shares

The several obligations of the Underwriters to purchase the Additional Shares hereunder are subject to the accuracy in all material respects of the representations and warranties of the Company contained in this Agreement as of the date of this Agreement and as of the Closing Date and the Over-Allotment Option Closing Date, the performance by the Company of its obligations under this Agreement, the delivery to the Underwriters on the Over-Allotment Option Closing Date of letters dated the Over-Allotment Option Closing Date substantially similar to the letters referred to in Section 17(1)(c) and certificates dated the Over-Allotment Option Closing Date substantially similar to the certificates referred to in Section 17(1)(g) (in each case as if references therein to the “Closing Date” were references to the “Over-Allotment Option Closing Date” and references to the “Closing Time” were references to the “Over-Allotment Option Closing Time”), and such other documents as the Underwriters may reasonably request with respect to the Company and the delivery of the Additional Shares.

Section 19	Rights of Termination

(1)	If, prior to the Closing Time, or the Over-Allotment Option Closing Time, as applicable,

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the CSE or any securities regulatory authority), other than an inquiry, investigation, proceeding or order based upon the activities of the Underwriters, or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise seriously adversely affects the distribution or trading of the subordinate voting shares of the Company or any other securities of the Company or the market price or value of the subordinate voting shares of the Company or the Offered Shares;

(b)	there shall occur or come into effect any material change in the business, affairs, (including, for greater certainty, any change to the board of directors or executive management of the Company, including the departure of the Company’s CEO, CFO, COO or president (or persons in equivalent positions)), financial condition or financial prospects of the Company and the Subsidiaries on a consolidated basis, any change in any material fact or new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to seriously adversely affect the market price, value or marketability of the Securities;

(c)	there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence or any action, government, law, regulation, inquiry or other occurrence of any nature (including any escalation in the severity of the COVID-19 pandemic from the date of this Agreement), which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company and its Subsidiaries as a whole;

(d)	an order shall have been made or threatened to cease or suspend trading in securities of the Company, or to otherwise prohibit or restrict in any manner the distribution or trading of the subordinate voting shares of the Company or the Offered Shares, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the CSE; or

(e)	the Company is in breach of any material term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to the Closing Time or any representation or warranty given by the Company becomes or is false, any of the Underwriters shall be entitled, at its option and in accordance with Section 19(2), to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time, or the Over-Allotment Option Closing Time, as applicable.

(2)	The rights of termination contained in Section 19(1) may be exercised by any of the Underwriters with respect to the obligation of such Underwriter, and are in addition to any other rights or remedies that any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the terminating Underwriter(s) to the Company, or on the part of the Company to the terminating Underwriter(s), except in respect of any liability which may have arisen prior to or may arise after such termination under Sections 20, 21 and 23. A notice of termination given by an Underwriter under Section 19(1) not apply to or be binding upon any other Underwriter.

Section 20	Indemnity

(1)	Rights of Indemnity

(a)	The Company agrees to indemnify and save harmless each of the Underwriters and affiliates and its directors, officers, employees, partners and agents (including, for greater certainty, Selling Firms), and each person, if any, controlling any Underwriter (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, costs, expenses, claims, suits, proceedings, actions, damages and liabilities (other than losses of profit or other consequential damages in connection with the distribution of the Securities), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, commenced or threatened, and any and all expenses whatsoever including the reasonable fees and expenses of counsel of any Underwriter that may be incurred in investigating, preparing for and/or defending any action, suit, proceeding, investigation or claim made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”), to which an Indemnified Party may become subject insofar as the Claims are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)	any information or statement (except any Underwriters’ Information) contained in any Offering Document, marketing materials or Marketing Materials Amendment, or in any certificate or other document of the Company delivered pursuant to this Agreement that at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)	any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange, court or other competent authority based upon any misrepresentation or alleged misrepresentation (except a misrepresentation relating solely to and Indemnified Party, or any of them, provided by an Indemnified Party in writing for inclusion in any Offering Document) contained in any of the Offering Documents, which prevents or restricts the trading in or the sale or distribution of the subordinate voting shares of the Company or the Securities in the Qualifying Jurisdictions or in the United States;

(iii)	the non-compliance or alleged non-compliance, or a breach or violation or alleged breach or violation, by the Company with any of its obligations under Canadian Securities Laws or United States Securities Laws; or

(i)	any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement or under any other document delivered pursuant to this Agreement.

(2)	Notwithstanding the foregoing, if and only to the extent that and when a court of competent jurisdiction in a final judgment in a proceeding in which an Indemnified Party is named as a party, from which no appeal can be made, has determined that a Claim resulted primarily and directly from such Indemnified Party’s gross negligence, bad faith or willful misconduct, the indemnity provided for in this Section 20 shall cease to apply to such Indemnified Party in respect of such Claim and the Indemnified Party shall promptly reimburse the Applicable Indemnifier for any funds advanced to the Indemnified Party in respect of such Claim. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by any Underwriter to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “wilful misconduct” or “gross negligence” for purposes of this Section 20 or otherwise disentitle the Underwriters from indemnification or contribution from an indemnifying party under this Agreement.

(3)	If any Claim is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be sought pursuant to Section 20(1), such Indemnified Party will notify the Company (the “Applicable Indemnifier”) in writing, as soon as reasonably practicable of the nature of such Claim (but failure or delay to so notify of any potential Claim shall not relieve the Applicable Indemnifier from any liability which it may have to any Indemnified Party except that any failure to so notify the Applicable Indemnifier of any actual Claim shall affect the Applicable Indemnifier’s liability only to the extent that it is materially prejudiced by such failure or delay). The Applicable Indemnifier shall assume the defence of any suit brought to enforce such Claim; provided, however, that:

(a)	the defence shall be conducted through legal counsel reasonably acceptable to the Indemnified Party; and

(b)	no settlement of any such Claim or admission of liability may be made by the Applicable Indemnifier without the prior written consent of the Indemnified Parties or unless such settlement, compromise or judgment: (A) includes an unconditional release of each Indemnified Party from all liability arising out of such Claim; and (B) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(4)	With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 20 in trust for and on behalf of such Indemnified Party.

(5)	In any Claim, the Indemnified Party shall have the right to retain one other counsel in each jurisdiction to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party, unless:

(a)	the Applicable Indemnifier and the Indemnified Party shall have mutually agreed to the retention of the other counsel;

(b)	the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Applicable Indemnifier, and the Indemnified Party shall have reasonably concluded that there may be legal defences available to the Indemnified Party that are different or in addition to those available to the Company or the Indemnified Party shall have been advised in writing by legal counsel that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(c)	the Applicable Indemnifier shall not have assumed responsibility for the Claim and retained acceptable counsel within 14 days following receipt by the Company of notice of any such Claim from the Indemnified Party; provided, however, that no settlement of any such Claim or admission of liability may be made by the Indemnified Party without the prior written consent of the Applicable Indemnifier, which consent will not be unreasonably withheld or delayed, but further provided that the Indemnifying Party will be liable for the settlement of any such Claim effected without its prior written consent if (i) the Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for the fees and expenses of counsel, (ii) the settlement is entered into more than 45 days after receipt by the Indemnifying Party of such request, (iii) the Indemnifying Party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iv) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement.

(6)	The rights and remedies accorded to the Indemnified Parties under this Section 20 are not exclusive and shall not limit any rights or remedies which may be available to any Indemnified Party at law, in equity or otherwise.

Section 21	Contribution

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 20 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to, or unenforceable by the Underwriters, or enforceable otherwise than in accordance with its terms, the Applicable Indemnifier, on the one hand, and the Underwriters, on the other hand, shall:

(a)	contribute to the aggregate of all claims, expenses, costs and liabilities and all losses of a nature contemplated by Section 20 in such proportions so that the Indemnified Parties shall be responsible for the portion represented by the percentage that the aggregate Underwriting Fee payable to the Underwriters hereunder bears to the aggregate offering price of the Securities, and the Applicable Indemnifier shall be responsible for the balance, whether or not they have been sued or sued separately; and

(b)	if the allocation provided by Section 21(1)(a) above is not permitted by applicable law, the Applicable Indemnifier and the Indemnified Parties shall contribute such proportions as is appropriate to reflect not only the relative benefits referred to in Section 21(1)(a) above but also the relative fault of the Applicable Indemnifier, on the one hand, and the Indemnified Parties, on the other hand, in connection with the Claim or Claims which resulted in such losses, claims, damages, liabilities, costs or expenses, as determined by final judgment of a court of competent jurisdiction, as well as any other relevant equitable considerations;

provided, however, that: (a) the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate Underwriting Fee or any portion of such fee actually received under this Agreement; (b) each Indemnified Party shall not in any event be liable to contribute, individually, any amount in excess of such Indemnified Party’s portion of the aggregate Underwriting Fee or any portion of such fee actually received by the applicable Underwriter under this Agreement; and (c) no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgment to have engaged in any fraud, wilful default or gross negligence in connection with the Claim or Claims which resulted in such losses, claims, damages, liabilities, costs or expenses shall be entitled to claim contribution from any person who has not been determined by a court of competent jurisdiction in a final, non-appealable judgment to have engaged in such fraud, wilful default or gross negligence in connection with such Claim or Claims.

(2)	The rights to contribution provided in this Section 21 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity.

(3)	In the event that the Applicable Indemnifier may be held to be entitled to contribution from the Indemnified Parties under the provisions of any statute or at law, the Applicable Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Indemnified Parties are responsible, as determined in Section 21(1)(a); and

(b)	the amount of the Underwriting Fee actually received by the Indemnified Parties under this Agreement;

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter’s portion of the Underwriting Fee actually received under this Agreement.

(4)	If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Applicable Indemnifier notice of such claim in writing, as soon as reasonably possible, but failure or delay to so notify the Company shall not relieve such Applicable Indemnifier of any obligation which it may have to the Underwriters under this Section 21.

(5)	With respect to this Section 21, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents, and each person, if any, controlling any Underwriter or any of its subsidiaries and each shareholder of any Underwriters.

(6)	The rights and remedies provided for in this Section 21 are not exclusive and shall not limit any rights or remedies which may be available to any party at law, in equity or otherwise.

Section 22	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

Section 23	Expenses

(1)	Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the issue, sale and delivery of the Securities and all reasonable expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Company, including, without limitation, all fees and expenses payable in connection with the qualification of the Securities for distribution and expenses with respect to the delivery of the Securities, all fees relating to arranging for clearance and settlement arrangements, all fees and disbursements of counsel to the Company (including local counsel), all fees and expenses of the Company’s auditors, accountants, translators, consultants and other advisors, all costs incurred in connection with the preparation, translation, filing and printing of the Offering Documents, the marketing materials and any Marketing Materials Amendment, “green sheets” and certificates, if any, representing the Securities (including any transfer taxes and any stamp or other duties payable upon the sale, issuance and delivery of the Securities to the Underwriters), all filing fees, fees of counsel and expenses incurred by the Company or reasonably incurred by the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Securities for offer and sale under the ‘Blue Sky’ laws and, if requested by the Underwriters, preparing and printing a ‘Blue Sky Survey’ or memorandum, and any supplements thereto, and advising the Underwriters of such qualifications, registrations and exemptions, the fees and expenses of the Transfer Agent, the fees and expenses relating to the preparation, issuance and delivery of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, all reasonable expenses associated with any roadshows and marketing and due diligence activities of the Company, and all taxes eligible in respect of any of the foregoing.

(2)	Whether or not the transactions contemplated by this Agreement shall be completed, the Company shall be responsible for (a) the fees and disbursements of the Underwriters’ legal counsel incurred in connection with the Offering (in an amount not to exceed C$150,000, plus taxes and disbursements), and (b) the reasonable out-of-pocket expenses of the Underwriters (not related to legal fees of the Underwriters) incurred in connection with the Offering, including, without limitation, any advertising, marketing, roadshow, printing, courier, telecommunications, data searches, presentation, travel, entertainment and other expenses, together with all taxes eligible in respect of any of the foregoing.

(3)	All fees and expenses incurred by the Underwriters which are required to be borne by the Company hereunder, shall be payable by the Company promptly upon receiving an invoice therefor from the Underwriters.

(4)	To the extent applicable, all expenses and other amounts payable under the terms of this Agreement shall be paid without any set-off.

Section 24	Obligations to Purchase

(1)	Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Shares at the Closing Time or the Additional Shares at the Over-Allotment Option Closing Time, as the case may be, shall be several and not joint (or joint and several) and shall be limited to the percentage of the Offered Shares or the Additional Shares, as the case may be, set out opposite the name of the respective Underwriters below:

Canaccord Genuity Corp.	62.5%
Beacon Securities Limited	7.5%
Cantor Fitzgerald Canada Corporation	7.5%
Cormark Securities Inc.	7.5%
Eight Capital	7.5%
Haywood Securities Inc.	7.5%
(2)	Subject to Section 24(4), if an Underwriter (a “Refusing Underwriter”) shall fail to purchase its applicable percentage of the Offered Shares or the Additional Shares, as the case may be (the “Defaulted Securities”), at the Closing Time or the Over-Allotment Option Closing Time, as the case may be, the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase, severally and not jointly (or jointly and severally), all but not less than all of the Defaulted Securities on a pro rata basis among the Continuing Underwriters or in any other proportion agreed upon in writing by such Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriters is less than 10% of the total number of the Offered Shares or the Additional Shares, as the case may be, the Continuing Underwriters will be obligated to purchase, severally and not jointly (or jointly and severally), the Defaulted Securities on the terms set out in this Agreement in such proportions, provided that the Continuing Underwriters shall have the right to postpone the Closing Time or the Over-Allotment Option Closing Time, as applicable, for such period not exceeding five Business Days as they shall determine and notify the Company in order that the required changes, if any, to the Final Offering Documents or to any other documents or arrangements may be effected. If the number of Defaulted Securities to be purchased by the Refusing Underwriters is equal to or greater than 10% of the total number of the Offered Shares or the Additional Shares, as the case may be, the Continuing Underwriters will not be obliged to purchase the Defaulted Securities and, the Company shall have the right to either proceed with the sale of the Offered Shares (less the Defaulted Securities) to the Continuing Underwriters or terminate its obligations to the Continuing Underwriters, except pursuant to Section 20 and Section 21. Nothing in this Section 24 shall obligate the Company to sell to any or all of the Underwriters less than all of the Offered Shares to be sold at the Closing Time or shall relieve any Refusing Underwriter from liability to the Company or any Continuing Underwriter in respect of its default hereunder.

(3)	If the amount of the Offered Shares or the Additional Shares, as the case may be, that the Continuing Underwriters wish to purchase exceeds the amount of the Offered Shares or the Additional Shares, as the case may be, that would otherwise have been purchased by an Underwriter that is in default, Offered Shares or the Additional Shares, as the case may be, shall be divided pro rata among the Continuing Underwriters desiring to purchase such Offered Shares or the Additional Shares, as the case may be.

(4)	In the event that one or more but not all of the Underwriters shall exercise their right of termination under Section 19, the Continuing Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Shares or the Additional Shares, as the case may be, that would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Offered Shares or the Additional Shares, as the case may be, that the Continuing Underwriters wish, but are not obliged, to purchase exceeds the amount of such Offered Shares or the Additional Shares, as the case may be, which remain available for purchase, Offered Shares or the Additional Shares, as the case may be, shall be divided pro rata among the Underwriters desiring to purchase such Offered Shares or the Additional Shares as the case may be.

Section 25	Restrictions of Further Issuances and Sales

During the period beginning on the Closing Date and ending on the date that is 90 days after the Closing Date, the Company shall not, directly or indirectly, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, which consent shall not unreasonably be withheld or delayed, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any subordinate voting shares of the Company or securities convertible into, exchangeable for, or otherwise exercisable to acquire subordinate voting shares of the Company or other equity securities of the Company, other than (i) as contemplated by this Agreement; (ii) grants of incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, employee stock purchase plans, or other similar issuances pursuant to the equity incentive plan of the Company and other share compensation arrangements or Employee Plans (collectively, “Equity Awards”); (iii) the exercise of outstanding Equity Awards and warrants; (iv) obligations of the Company in respect of existing agreements; or (v) the issuance of securities by the Company in connection with acquisitions and consulting and services agreements entered into with arms length parties, in each case in the normal course of the Company’s business.

Section 26	Stabilization

In connection with the distribution of the Securities, the Underwriters and the Selling Firms, if any, may over-allot or effect transactions which stabilize or maintain the market price of the subordinate voting shares at levels other than those which might otherwise prevail in the open market, in compliance with applicable Canadian Securities Laws and the rules and regulations of applicable stock exchanges. Those stabilizing transactions, if any, may be discontinued at any time.

Section 27	Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Securities shall survive the purchase of the Securities, with such representations, warranties, obligations and agreements of the Company to survive and continue in full force and effect for a period ending on the latest date under each of: (a) applicable Canadian laws that a holder of the Securities may be entitled to commence an action or exercise a right of rescission with respect to a misrepresentation contained in the Prospectus or any Prospectus Amendment, and (b) applicable U.S. laws that a holder of the Securities may be entitled to commence an action with respect to an untrue statement of a material fact contained in the U.S. Offering Memorandum or any Offering Memorandum Amendment or an omission to state in the U.S. Offering Memorandum or any Offering Memorandum Amendment a material fact that is necessary to make a statement contained in the U.S. Offering Memorandum or any Offering Memorandum Amendment, in light of the circumstances in which it was made, not misleading; provided, however, (i) the representations, warranties, obligations and agreements of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Securities shall survive during the pendency of any Claim commenced prior to the expiry of either of the foregoing periods, including all appeals thereof, and (ii) the indemnification obligations of the Company set forth in Section 20 shall survive indefinitely; and, in each case, the representations, warranties, obligations and agreements of the Company contained in this Agreement shall continue in full force and effect unaffected by any subsequent disposition of the Securities by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Offering Documents or the distribution of the Securities.

Section 28	Time and Assignment

(1)	Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

(2)	The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Company and the Underwriters and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without such consent will be invalid and of no force and effort.

Section 29	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 30	No Fiduciary Duty

The Company hereby acknowledges that (i) the offer and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) each Underwriter is acting as principal and not as an agent or fiduciary of the Company; and (iii) the Company’s engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

Section 31	Notice

(1)	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, addressed and sent to:

1700, Park Place, 666 Burrard Street

Vancouver, BC V6N 2X8

Attention: Mr. Michael Carlotti, Chief Financial Officer

E-mail:

with a copy (which shall not constitute notice) sent to:

Stikeman Elliott LLP

1155 Boulevard René-Lévesque O #4100

Montréal, QC H3B 3V2

Attention: Vanessa Coiteux

E-mail:

(b)	If to an Underwriter, addressed and sent in accordance with the details noted below:

If to the Lead Underwriter, addressed and sent to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario, M5J 2S1

Attention: Steve Winokur

Email:

If to Beacon Securities Limited:

66 Wellington St. West, Suite 4050

Toronto, ON M5K 1H1

Attention: Mario Maruzzo

Email:

If to Cantor Fitzgerald Canada Corporation:

181 University Avenue, Suite 1500

Toronto, ON M5H 3M7

Attention: Christopher Craib

Email:

If to Cormark Securities Inc:

North Tower, Royal Bank Tower

200 Bay Street, Suite 1800

Toronto, ON M5J 2J2

Attention: Alfred Avanessy

Email:

If to Eight Capital:

EY Tower

100 Adelaide St. West, Suite 2900

Toronto, ON

M5H 1S3

Attention: Patrick McBride

Email:

If to Haywood Securities Inc:

200 – 700 Burrard St.

Vancouver, BC

V6C 3L8

Attention: Mathieu Couillard

Email:

and in each case with a copy (which shall not constitute notice) sent to:

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

Toronto, Ontario, M5X 1B8

Attention: Robert Fonn

Email:

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 31.

(2)	Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee and:

(a)	a notice that is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)	a notice that is sent by e-mail shall be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 32	Authority of the Lead Underwriter and Underwriters

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf, and the Company shall be entitled to and shall act on any notice given in accordance with Section 31 by the Lead Underwriter or any agreement entered into by or on behalf of the Underwriters by the Lead Underwriters, which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of: (i) a settlement of an indemnity claim pursuant to Section 20, which settlement shall be made by the Indemnified Party; or (ii) a notice of termination pursuant to Section 18, which notice may be given by any of the Underwriters exercising such right. The Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters.

Section 33	Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by electronic transmission and all such counterparts and electronic transmissions shall together constitute one and the same agreement.

Section 34	Entire Agreement

(1)	The terms and conditions of this Agreement represents the entire agreement between the parties and supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Company with respect to the subject matter hereof.

(2)	If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Underwriters upon which this letter as so accepted shall constitute an agreement among us.

[Remainder of this page is intentionally left blank. Signature page follows.]

Yours very truly,

CANACCORD GENUITY CORP.

By:	(signed) “Steve Winokur”
Name: Steve Winokur
Title: Managing Director, Investment Banking

BEACON SECURITIES LIMITED

By:	(signed) “Mario Maruzzo”
Name: Mario Maruzzo
Title: Managing Director

CANTOR FITZGERALD CANADA CORPORATION

By:	(signed) “Christopher Craib”
Name: Christopher Craib
Title: Chief Financial Officer

CORMARK SECURITIES INC.

By:	(signed) “Alfred Avanessy”
Name: Alfred Avanessy
Title: Managing Director, Head of Investment Banking

EIGHT CAPITAL

By:	(signed) “Elizabeth Staltari”
Name: Elizabeth Staltari
Title: Principal, Managing Director

HAYWOOD SECURITIES INC.

By:	(signed) “Mathieu Couillard”
Name: Mathieu Couillard
Title: Managing Director, Investment Banking

The foregoing offer is accepted and agreed to as of the date first above written.

CURALEAF HOLDINGS, INC.

By:	(signed) “Joseph Bayern”
Name: Joseph Bayern
Title:Chief Executive Officer

Schedule A

UNITED STATES OFFERS AND SALES

1.	Definitions

As used in this Schedule A, the following terms shall have the meanings indicated:

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the 1933 Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

“QIB Certificate” means the Qualified Institutional Buyer Letter in the form attached to the U.S. Offering Memorandum; and

“Regulation S” means Regulation S adopted by the SEC under the 1933 Act.

All other capitalized terms used but not otherwise defined in this Schedule A shall have the meanings given to them in the Underwriting Agreement to which this Schedule A is attached and of which this Schedule A forms a part.

2.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters and their U.S. Affiliates that:

(a)           it is, and at each closing will be, a Foreign Issuer;

(b)           neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any members of the banking and selling group formed by them, as to whom the Company makes no representation), has taken or will knowingly take any action that would cause the applicable exemption or exclusion from registration under the 1933 Act provided by Rule 903 of Regulation S or afforded by Rule 144A (or any other U.S. private resale exemption thereunder being relied upon in connection with offers and sales of the Securities, including any applicable U.S. state securities laws) to be unavailable for offers and sales of the Securities pursuant to this Agreement;

(c)           none of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any members of the banking and selling group formed by them, as to whom the Company makes no representation) (i) has offered or will knowingly offer to sell, or has solicited or will solicit offers to buy, any of the Securities in the United States or to, or for the account or benefit of, U.S. Persons by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act; (ii) has made or will make any Directed Selling Efforts; or (iii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities;

(d)           the Securities are not, and as of the Closing will not be, and no securities of the same class as the Securities are: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) upon issuance of less than ten percent for securities so listed or quoted;

(e)           for so long as any Securities which have been sold in the United States or to, or for the account or benefit of, U.S. Persons in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the 1933 Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will furnish to any holder of the Securities in the United States or that is a U.S. Person and any prospective purchaser of the Securities designated by such holder in the United States or that is a U.S. Person, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as such requirement is necessary in order to permit holders of the Securities to effect resales under Rule 144A);

(f)            the Company is not, and after giving effect to the offering of the Securities and the application of the proceeds as contemplated herein and the U.S. Offering Documents will not be, registered as an investment company nor will it be required to register as an investment company within the meaning of the Investment Company Act;

(g)           the Company has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States or to, or for the account or benefit of, U.S. Persons in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration set forth in Rule 144A of the 1933 Act to become unavailable with respect to offers and sales of the Securities contemplated hereby; and

(h)           the Company will, within the prescribed time periods after the first sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons, prepare and file any forms or notices required under the 1933 Act or any state securities laws in connection with the sale of the Securities with the SEC and with all applicable state securities regulators.

3.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter and U.S. Affiliate jointly and not severally (but not jointly with any other Underwriter or its respective U.S. Affiliate), acknowledges, represents, warrants and covenants to the Company that:

(a)           the sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons will be made only by the Underwriters or their respective U.S. Affiliates, acting as agents, pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers, in compliance with any applicable state securities laws of the United States and such purchaser shall have made the representations, warranties and agreements set forth in the QIB Certificate;

(b)           the Securities have not been and will not be registered under the 1933 Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. It has not offered and sold, and will not offer and sell, any Securities except to persons it reasonably believes to be Qualified Institutional Buyers and it has not arranged for, and will not arrange for, the offer and sale by the Company of any Securities;

(c)           it and its affiliates, including its U.S. Affiliate, have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Securities in the United States or to, or for the account or benefit of, U.S. Persons by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act;

(d)           it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Company;

(e)           it shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that each selling group member complies with, the provisions of this Schedule A applicable to the Underwriter as if such provisions applied to such selling group member;

(f)            all offers and sales of the Securities in the United States or to, or for the account or benefit of, U.S. Persons shall be made by the Underwriter through its U.S. Affiliate (which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.) or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act in accordance with all applicable broker-dealer laws and in compliance with this Schedule A;

(g)           each U.S. Affiliate offering the Securities to Qualified Institutional Buyers pursuant to Rule 144A in the United States is a Qualified Institutional Buyer;

(h)           it will solicit (and will cause its U.S. Affiliate to solicit, as applicable) offers for the Securities in the United States or to, or for the account or benefit of, U.S. Persons only to, and it and they have offered and solicited only from and to persons it reasonably believes, and immediately prior to making any such offer, it had reasonable grounds to believe and did believe, to be Qualified Institutional Buyers;

(i)            it will inform (and will cause its U.S. Affiliate to inform, as applicable) all purchasers of the Securities in the United States to U.S. Persons or who were offered Shares in the United States, or for the account or benefit of a U.S. Person, that the Securities have not been and will not be registered under the 1933 Act and are being offered and sold to such purchasers without registration under the 1933 Act in reliance upon Rule 144A and similar exemptions from applicable state securities laws, as applicable, and that the Securities are “restricted securities” and may not be exercised, offered, sold, pledged or otherwise transferred except pursuant to a registration statement under United States federal and state securities laws or an available exemption from such registration requirements and in compliance with the restrictions set forth in the documents and agreements governing such securities;

(j)            prior to the Closing Time, it will deliver a duly completed and executed QIB Certificate from each purchaser purchasing as a Qualified Institutional Buyer pursuant to Rule 144A;

(k)           at Closing, it and its U.S. Affiliates will either (i) provide a certificate, substantially in the form of Annex 1 to this Schedule A, or (ii) be deemed to have represented and warranted to the Company as of the Closing Time that neither it nor they offered or sold any Securities in the United States or to, or for the account or benefit of, U.S. Persons; and

(l)            it acknowledges that except as permitted pursuant to this Schedule A, it will not offer or sell the Securities within the United States or to, or for the account or benefit of, U.S. persons: (i) as part of its distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the Closing Date or the date of closing of the Over-Allotment Option (as applicable) (the “Distribution Compliance Period”). It further acknowledges, agrees and covenants that all offers and sales of the Securities during the Distribution Compliance Period will be made in compliance with Regulation S or in compliance with an exemption from registration thereunder, and that it, each distributor (as defined in Regulation S), dealer (as defined in Section 2(a)(12) of the 1933 Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Securities (if any), to which it sells Securities during the Distribution Compliance Period, will send to the purchaser a confirmation or other notice setting forth the restrictions on offers and sales of the Securities within the United States or to, or for the account or benefit of, U.S. Persons.

ANNEX 1 TO SCHEDULE A
UNDERWRITERS’ CERTIFICATE

In connection with the private placement of Offered Shares (the “Offered Shares”) of Curaleaf Holdings, Inc. (the “Company”) in the United States, the undersigned, being one of the several Underwriters referred to in the underwriting agreement dated as of January 7, 2021, among the Company and the Underwriters (the “Underwriting Agreement”), and the placement agent in the United States for such Underwriter (the “U.S. Affiliate”), do hereby certify that:

1.	the U.S. Affiliate is, and was on the date of each offer and sale of Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Securities in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

2.	we acknowledge that the Securities have not been registered under the 1933 Act or any applicable state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities laws;

3.	neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of General Solicitation or General Advertising;

4.	each offeree was provided with the U.S. Offering Memorandum, and we have not used and will not use any written material other than the U.S. Offering Memorandum;

5.	immediately prior to transmitting any of the foregoing materials to offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and on the date hereof, we continue to believe that each offeree that purchases Securities from us is a Qualified Institutional Buyer;

6.	we obtained and delivered to the Company, for acceptance at the Closing a duly executed QIB Certificate from each Qualified Institution Buyer purchasing Securities pursuant to Rule 144A; and

7.	the offering of the Offered Shares has been conducted by us in accordance with the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule A thereto) unless otherwise defined herein.

Dated this ____ day of __________, 2021.

[insert name of underwriter]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

A - 1

SCHEDULE B

PARTIALLY OWNED SUBSIDIARIES	COMPANY’S INDIRECT OWNERSHIP PERCENTAGE
Curaleaf MD, LLC	92%
Naturex II, LLC	98% *Closing pending regulatory approval
Las Vegas Natural Caregivers, L.L.C.	57% *closing of remaining 43% subject to regulatory approval

B - 1